Exhibit 99.1

CureVac Presents Preliminary Data from Phase 1 Study Expansion of Oncology Candidate CV8102

•	Data confirm CV8102’s safety and ability to strongly mobilize the immune system against tumors

•	Final data of complete Phase 1 dose-escalation and expansion study expected in H1 2023

TÜBINGEN, Germany/ Boston, USA – November 11, 2022 - CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced data from the Phase 1 expansion study of CV8102, the company’s non-coding RNA candidate in oncology. Preliminary results from the completed Phase 1 expansion study in patients with PD-1 refractory melanoma confirm a robust safety profile of CV8102 as a single agent and in combination with anti-PD-1 antibodies. Preliminary efficacy was observed in a cohort of 30 patients treated in combination with anti-PD-1 antibodies, 40% of whom were pretreated with anti-CTLA-4 antibodies. As of June 15, 2022, in the anti-PD-1 combination cohort, five out of 30 patients (17%) experienced a partial response according to RECIST 1.1. Responses appeared durable for up to one year from the start of treatment. No objective responses were observed in the 10 patients of the single-agent cohort, 50% of whom were pretreated with anti-CTLA-4 antibodies. The data will be presented today at the 37th Annual Meeting of the Society for Immunotherapy of Cancer (SITC), held in Boston, Massachusetts.

Extensive analysis of immune cell activation was performed to better understand CV8102’s mobilization of the immune system against injected tumors as well as non-injected tumors. The data confirm that single agent or combination treatment, after the first dose, activated systemic pathways of immune response. Preliminary analysis of the tumor microenvironment in a subgroup of patients showed the positive outcome of increased infiltration of T cells, following intra-tumoral injection in 4 out of 8 (single agent cohort) and 10 out of 18 (anti- PD1 combination cohort) analyzed paired biopsy samples.

“The data we collected in the heavily pretreated patients of our Phase 1 expansion study further confirm the safety and immuno-modulatory activity of CV8102” said Ulrike Gnad-Vogt, interim Chief Development Officer at CureVac. “As a non-coding RNA, CV8102 is designed to mimic a viral infection of the tumor and to induce an adaptive immune response against a broad panel of tumor antigens. The preliminary efficacy we see in the small group of pretreated patients further validates this technology. Given our strategic focus on developing a meaningful portfolio of mRNA-based therapeutic cancer vaccines, we will seek to assess CV8102’s potential as a complementary technology.”

Final results are expected in H1 2023 and will be submitted for publication in a peer reviewed journal.

CV8102 is being tested in a fully recruited dose-escalation and expansion Phase 1 study to confirm its safety, tolerability and efficacy as a single agent and in combination with licensed anti-PD-1 antibodies. Preliminary results from the completed dose-escalation part of the study in a range of solid tumors, were previously reported at the European Society for Medical Oncology (ESMO) conference in September 2021.

About CV8102

CV8102 is a single-stranded non-coding RNA optimized to maximize activation of cellular receptors that normally detect viral pathogens entering the cells, such as toll-like receptors 7 and 8 (TLR7/8), and retinoic acid inducible gene I (RIG-I), mimicking a viral infection of the tumor. CV8102 is designed to recruit and activate antigen-presenting cells at the site of injection to present tumor antigens released from tumor cells to T cells in the draining lymph node. This potentially leads to activation of tumor-specific T cells, which can kill tumor cells at the injected site, but also at distant non-injected tumor lesions or metastases. The Phase 1, open-label, dose escalation and expansion study of CV8102 aims to assess safety, tolerability and efficacy of CV8102 as a single agent and in combination with licensed PD1-antibodies. Preliminary results from the completed dose-escalation part in patients with advanced melanoma, cutaneous squamous cell carcinoma, squamous cell carcinoma of head and neck or adenoid cystic carcinoma were reported at the European Society for Medical Oncology (ESMO) conference in September 2021. The expansion part of the study focuses on patients with PD-1 refractory melanoma treated with a recommended dose of 600µg.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac SE has its headquarters in Tübingen, Germany, and has more than 1,000 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: 49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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